UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 27)*

                         Boulder Total Return Fund, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    101541100
                                 (CUSIP Number)

                             Stephen C. Miller, Esq.
                           2344 Spruce Street, Suite A
                                Boulder, CO 80302
                                 (303) 444-5483
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 10, 2008

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 101541100
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1.   Names of Reporting  Persons.
     I.R.S.  Identification  Nos. of above persons (entities only)

     Ernest Horejsi Trust No. 1B

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (A)
        (B)

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)        WC OO

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6.   Citizenship or Place of Organization      Alaska

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     Number of             7.       Sole Voting Power         2,986,304
                           -----------------------------------------------------
     Shares
     Beneficially          8.       Shared Voting Power
                           -----------------------------------------------------
     Owned by Each
     Reporting             9.       Sole Dispositive Power    2,986,304
                           -----------------------------------------------------
     Person With
                           10.      Shared Dispositive Power
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person   2,986,304

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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13.  Percent of Class Represented by Amount in Row (11)       24.20%

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14.  Type of Reporting Person (See Instructions)        OO

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CUSIP No. 101541100
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1.   Names of Reporting  Persons.
     I.R.S.  Identification  Nos. of above persons (entities only)

     Lola Brown Trust No. 1B

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (A)
        (B)

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)        WC OO

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6.   Citizenship or Place of Organization      Alaska

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     Number of             7.       Sole Voting Power         1,370,515
                           -----------------------------------------------------
     Shares
     Beneficially          8.       Shared Voting Power
                           -----------------------------------------------------
     Owned by Each
     Reporting             9.       Sole Dispositive Power    1,370,515
                           -----------------------------------------------------
     Person With
                           10.      Shared Dispositive Power
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person   1,370,515

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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13.  Percent of Class Represented by Amount in Row (11)       11.11%

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14.  Type of Reporting Person (See Instructions)        OO

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CUSIP No. 101541100
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Evergreen Atlantic LLC

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (A)
        (B)

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)           OO

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6.   Citizenship or Place of Organization      Colorado

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     Number of             7.       Sole Voting Power         343,748
                           -----------------------------------------------------
     Shares
     Beneficially          8.       Shared Voting Power
                           -----------------------------------------------------
     Owned by Each
     Reporting             9.       Sole Dispositive Power    343,748
                           -----------------------------------------------------
     Person With
                           10.      Shared Dispositive Power
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person    343,748

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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13.  Percent of Class Represented by Amount in Row (11)        2.79%

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14.  Type of Reporting Person (See Instructions)        OO

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CUSIP No. 101541100
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Stewart West Indies Trust

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (A)
        (B)

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)        Not applicable

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6.   Citizenship or Place of Organization      Alaska

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     Number of             7.       Sole Voting Power         104,627
                           -----------------------------------------------------
     Shares
     Beneficially          8.       Shared Voting Power
                           -----------------------------------------------------
     Owned by Each
     Reporting             9.       Sole Dispositive Power    104,627
                           -----------------------------------------------------
     Person With
                           10.      Shared Dispositive Power
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person    104,627

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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13.  Percent of Class Represented by Amount in Row (11)        0.85%

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14.  Type of Reporting Person (See Instructions)        OO

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CUSIP No. 101541100
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Susan L. Ciciora Trust

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (A)
        (B)

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)        Not Applicable

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6.   Citizenship or Place of Organization      Alaska

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     Number of             7.       Sole Voting Power         72,176
                           -----------------------------------------------------
     Shares
     Beneficially          8.       Shared Voting Power
                           -----------------------------------------------------
     Owned by Each
     Reporting             9.       Sole Dispositive Power    72,176
                           -----------------------------------------------------
     Person With
                           10.      Shared Dispositive Power
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person    72,176

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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13.  Percent of Class Represented by Amount in Row (11)        0.58%

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14.  Type of Reporting Person (See Instructions)        OO

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CUSIP No. 101541100
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     John S. Horejsi Trust

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (A)
        (B)

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)        Not Applicable

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6.   Citizenship or Place of Organization      Alaska

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     Number of             7.       Sole Voting Power         53,080
                           -----------------------------------------------------
     Shares
     Beneficially          8.       Shared Voting Power
                           -----------------------------------------------------
     Owned by Each
     Reporting             9.       Sole Dispositive Power    53,080
                           -----------------------------------------------------
     Person With
                           10.      Shared Dispositive Power
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person    53,080

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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13.  Percent of Class Represented by Amount in Row (11)        0.43%

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14.  Type of Reporting Person (See Instructions)        OO

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CUSIP No. 101541100
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Evergreen Trust

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (A)
        (B)

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)        Not Applicable

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6.   Citizenship or Place of Organization      Alaska

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     Number of             7.       Sole Voting Power         25,698
                           -----------------------------------------------------
     Shares
     Beneficially          8.       Shared Voting Power
                           -----------------------------------------------------
     Owned by Each
     Reporting             9.       Sole Dispositive Power    25,698
                           -----------------------------------------------------
     Person With
                           10.      Shared Dispositive Power
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person    25,698

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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13.  Percent of Class Represented by Amount in Row (11)        0.21%

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14.  Type of Reporting Person (See Instructions)        OO

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CUSIP No. 101541100
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Stewart R. Horejsi

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (A)
        (B)

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)        Not applicable

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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6.   Citizenship or Place of Organization      United States

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     Number of             7.       Sole Voting Power         0
                           -----------------------------------------------------
     Shares
     Beneficially          8.       Shared Voting Power       343,748
                           -----------------------------------------------------
     Owned by Each
     Reporting             9.       Sole Dispositive Power    0
                           -----------------------------------------------------
     Person With
                           10.      Shared Dispositive Power  343,748
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person    343,748

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12.  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions)    X

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13.  Percent of Class Represented by Amount in Row (11)        2.79%

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14.  Type of Reporting Person (See Instructions)        IN

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                  Amendment No. 27 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of Boulder Total Return Fund, Inc., a Maryland corporation (the "Company"). Items 3, 4 and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Ernest Trust"), the Lola Brown Trust No. 1B (the "Brown Trust"), Alaska Trust Company ("ATC"), Evergreen Atlantic LLC ("Evergreen Atlantic"), the Stewart West Indies Trust (the "West Indies Trust"), the Susan L. Ciciora Trust (the "Susan Trust"), the John S. Horejsi Trust (the "John Trust"), and the Evergreen Trust (the "Evergreen Trust"), as the direct beneficial owner of Shares, and the Stewart R. Horejsi Trust No. 2 (the "Stewart Trust") and Stewart R. Horejsi, by virtue of the relationships described previously in this Statement, are hereby amended, or amended and restated, as set forth below.


Item 3. Source and Amount of Funds or Other Consideration.

        No change except for the addition of the following:

     The total proceeds received by the Ernest Trust and Susan Trust for the sale of 172,114 Shares as reported in Item 5(c) was $1,214,500.88. Such Shares were sold in the open market and effected by the Ernest Trust and the Susan Trust on the New York Stock Exchange.


Item 4. Purpose of Transaction.

        No change except for the addition of the following:

     The Trusts sold the Shares reported in Item 5(c) in order to reduce their equity interest in the Company and to generate cash flow to pay current and future obligations. The Ernest Trust and the Susan Trust indicated their intention to liquidate Shares and have no present intention of acquiring additional Shares. In furtherance thereof, the Ernest Trust filed a Form 144 with the Securities and Exchange Commission on November 12, 2008 and on February 23, 2009 giving notice of the proposed sale. The Susan Trust filed a Form 144 with the Securities and Exchange Commission on December 19, 2008 giving notice of the proposed sale.

     Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market, and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

     The Reporting Persons may be deemed to control the Company.


Item 5. Interest in Securities of the Issuer.

        No change except for the addition of the following:

     (a) The Ernest Trust is the direct beneficial owner of 2,986,304 Shares, or approximately 24.20% of the 12,338,660 Shares outstanding as of the Fund's annual report to stockholders as of November 30, 2008 (the "Outstanding Shares").

     The Brown Trust is the direct beneficial owner of 1,370,515 Shares, or approximately 11.11% of the Outstanding Shares.

     Evergreen Atlantic is the direct beneficial owner of 343,748 Shares, or approximately 2.79% of the Outstanding Shares.

     The West Indies Trust is the direct beneficial owner of 104,627 Shares, or approximately 0.85% of the Outstanding Shares.

     The Susan Trust is the direct beneficial owner of 72,176 Shares, or approximately 0.58% of the Outstanding Shares.

     The John Trust is the direct beneficial owner of 53,080 Shares, or approximately 0.43% of the Outstanding Shares.

     The Evergreen Trust is the direct beneficial owner of 25,698 Shares, or approximately 0.21% of the Outstanding Shares.

     By virtue of the relationships previously reported in this Statement, as manager of Evergreen Atlantic Mr. Horejsi may be deemed to share indirect beneficial ownership of the 343,748 Shares directly beneficially held by Evergreen Atlantic, or approximately 2.79% of the Outstanding Shares. Mr. Horejsi, Alaska Trust and West Indies Trust may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the other Reporting Persons. Mr. Horejsi, Alaska Trust and West Indies Trust disclaim all such beneficial ownership.

     By virtue of the relationships and transactions previously described in this Statement, the Reporting Persons may be deemed to constitute a group. Each Reporting Person disclaims beneficial ownership of Shares directly beneficially owned by the other Reporting Persons.

     (c) The table below sets forth Shares sold by the Ernest Trust. Such sales were effected on the open market.


                                              Approximate Price
                                                  Per Share
      Date          Amount of Shares     (exclusive of commissions)
------------------ ------------------- --------------------------------
   12/29/2008               7,015                            $9.62
   12/29/2008                 400                            $9.60
    1/26/2009                 300                            $9.33
    1/28/2009               2,000                            $9.43
    1/28/2009                 300                            $9.63
    1/28/2009                 700                            $9.56
    1/28/2009                 100                            $9.58
    1/29/2009               7,100                            $9.40
    1/29/2009               1,000                            $9.41
    2/23/2009               3,900                            $7.72
    2/23/2009               1,100                            $7.71
    2/23/2009               2,000                            $7.60
    2/23/2009                 800                            $7.65
    2/24/2009               3,000                            $7.45
    2/24/2009                 700                            $7.72
    2/24/2009                 300                            $7.70
    2/24/2009               1,400                            $7.88
    2/24/2009               2,000                            $7.81
    2/24/2009               1,000                            $7.78
    2/27/2009               1,000                            $7.75
     3/2/2009               1,000                            $7.42
     3/2/2009               1,000                            $7.45
     3/2/2009               1,000                            $7.05
     3/2/2009                 600                            $7.06
     3/3/2009               3,500                            $6.80
     3/3/2009                 900                            $6.81
     3/3/2009               4,400                            $6.82
     3/3/2009               4,000                            $6.86
     3/3/2009               1,000                            $6.83
     3/3/2009               1,000                            $6.84
     3/3/2009               1,000                            $6.85
     3/3/2009               1,000                            $6.91
     3/3/2009               1,000                            $6.97
     3/5/2009                 700                            $6.76
     3/5/2009               4,500                            $6.68
     3/5/2009               2,300                            $6.70
     3/5/2009               3,100                            $6.71
     3/5/2009               1,100                            $6.69
     3/5/2009               2,100                            $6.61
     3/5/2009               1,000                            $6.43
     3/9/2009               2,000                            $6.37
     3/9/2009               1,000                            $6.41
     3/9/2009               1,000                            $6.38
     3/9/2009               1,000                            $6.45
     3/9/2009              37,100                            $6.60
     3/9/2009               1,300                            $6.52
     3/9/2009               1,200                            $6.55
     3/9/2009               1,000                            $6.56
     3/9/2009               1,000                            $6.49
     3/9/2009                 100                            $6.48
     03/10/09               2,000                            $6.59
     03/10/09               2,000                            $6.75
     03/10/09               5,199                            $6.77
     03/10/09               4,200                            $6.76
     03/10/09               2,000                            $6.81
     03/10/09               2,000                            $6.80
     03/10/09               4,000                            $6.79
     03/10/09                 700                            $6.78
     03/10/09                 700                            $6.91
     03/10/09               4,400                            $6.90
     03/10/09               5,900                            $6.89
     03/10/09                 200                            $6.92
     03/10/09               2,000                            $6.92
     03/10/09                 800                            $6.85
     03/10/09               1,700                            $6.87
     03/10/09                 300                            $6.82
    3/11/2009               2,000                            $7.24
    3/11/2009               6,000                            $7.21
    3/13/2009               3,800                            $7.43
    3/13/2009                 200                            $7.44
    3/13/2009                 600                            $7.42
    3/13/2009                 100                            $7.40
    3/13/2009               1,500                            $7.36


     The table below sets forth Shares sold by the Susan Trust. Such sales were effected on the open market.


                                              Approximate Price
                                                  Per Share
      Date          Amount of Shares     (exclusive of commissions)
   12/29/2008                 800                            $9.62


Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2009


                            /s/ Stewart R. Horejsi
                            --------------------------------------------------
                            Stewart R. Horejsi individually and as
                            manager of Evergreen Atlantic LLC



                            /s/ Douglas J. Blattmachr
                            --------------------------------------------------
                            Douglas J. Blattmachr as President of Alaska Trust Company, trustee of the Trusts